September 21, 2005
VIA EDGAR AND FACSIMILE
(202) 772-9217
Mr. Jim B. Rosenberg,
   Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, D.C. 20549

Re:	Comprehensive Care Corporation
Form 10-K for the fiscal year ended May 31, 2005
File Number 1-9927
Dear Mr. Rosenberg:
On behalf of Comprehensive Care Corporation (the “Company”), the following are the Company’s responses to the Staff’s letter of September 7, 2005, containing the Staff’s comments regarding the Company’s Form 10-K filed with the Commission on August 23, 2005. If acceptable, we propose to address these comments in our Form 10-Q for the quarter ended August 31, 2005 and in future filings with the Commission in the manner described below. For your convenience, the text of each Staff comment is set forth below, and the Company’s response follows each comment.
Managements Discussion and Analysis
Critical Accounting Estimates, page 14
1.	Disclosure providing investors with a fuller understanding of the uncertainties in applying critical accounting policies and explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. This disclosure should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. We were unable to find this disclosure in your filing. Please provide us in disclosure-type format information about the uncertainties in applying your critical accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

Securities and Exchange Commission
September 21, 2005

RESPONSE: In response to the Staff’s comment, the Company proposes to revise its critical accounting policies disclosure as follows:
Revenue Recognition
We provide managed behavioral healthcare and substance abuse services to recipients, primarily through subcontracts with HMOs. Revenue under the vast majority of these agreements is earned and recognized monthly based on the number of covered members as reported to us by our clients regardless of whether services actually provided are lesser or greater than anticipated when we entered into such contracts (generally referred to as capitation arrangements). The information regarding the number of covered members is supplied by the Company’s clients and the Company relies extensively on the accuracy of this information when calculating the amount of revenue to be recognized. Consequently, the vast majority of the Company’s revenue is determined by the monthly receipt of covered member information and the associated payment from the client, thereby removing uncertainty and precluding the Company from needing to make assumptions to estimate monthly revenue amounts.
We may experience adjustments to our revenues to reflect changes in the number and eligibility status of members subsequent to when revenue is recognized. Subsequent adjustments to the Company’s revenue have not been material.
Accrued Claims Payable and Claims Expense
Healthcare operating expenses are composed of claims expense and other healthcare expense. Claims expense includes amounts paid to hospitals, physician groups and other managed care organizations under capitated contracts. Other healthcare expense includes items such as information systems, case management and quality assurance, attributable to both capitated and non-capitated contracts.
The cost of behavioral health services is recognized in the period in which an eligible member actually receives services and includes an estimate of IBNR (as defined below). The Company contracts with various healthcare providers including hospitals, physician groups and other managed care organizations either on a sub-capitated, a discounted fee-for-services, or a per-case basis. The Company determines that a member has received services when the Company receives a claim within the contracted timeframe with all required billing elements correctly completed by the service provider. The Company then determines whether (1) the member is eligible to receive such services, (2) the service provided is medically necessary and is covered by the benefit plan’s certificate of coverage, and (3) the service has been authorized by one of our employees. If all of these requirements are met, the claim is entered into the Company’s claims system for payment and the associated cost of behavioral health services is recognized.
Accrued claims payable consists primarily of reserves established for reported claims and claims incurred but not yet reported (“IBNR”), which are unpaid through the respective balance sheet dates. Our policy is to record management’s best estimate of IBNR. The IBNR liability is estimated monthly using an actuarial paid completion factor methodology and is continually reviewed and adjusted, if necessary, to reflect any change in the estimated liability as more information becomes available. The actuarial model primarily uses past claims

Securities and Exchange Commission
September 21, 2005

payment experience, enrollment data and key assumptions such as trends in healthcare costs and seasonality in deriving a range of estimates. The accrued claims payable ranges were between $3.5 and $3.8 million at May 31, 2005, between $3.6 and $3.8 million at May 31, 2004, and between $3.8 and $4.2 million at May 31, 2003. To determine the best estimates, management reviews utilization statistics, authorized healthcare service data, calculated completion factors and other data available at and subsequent to the balance sheet dates. The best estimates for fiscal years ended May 31, 2005, 2004 and 2003 were $3.7 million, $3.6 million and $4.1 million, respectively. The Company has used the same methodology and assumptions for estimating the IBNR portion of the accrued claims liability for fiscal years 2005, 2004 and 2003.
     The following table provides a reconciliation of the beginning and ending balance of accrued claims payable for the fiscal years ended May 31, 2005, 2004 and 2003:

		May 31,
	2005	2004	2003
	(Amounts in thousands)
Beginning accrued claims payable	$3,647	$4,103	$4,635
Claims expense:
Current year	16,779	18,005	22,158
Prior year	(400)	170	160

Total claims expense	16,379	18,175	22,318
Claims payments:
Current year	13,041	14,117	18,047
Prior year	3,255	4,514	4,803

Total claims payments	16,296	18,631	22,850

Ending accrued claims payable	$3,730	$3,647	$4,103

Accrued claims payable at May 31, 2005, 2004 and 2003 comprises approximately $1.8 million, $1.6 million and $1.3 million, respectively, of submitted and approved claims which had not yet been paid, and $1.9 million, $2.0 million and $2.8 million for each fiscal year presented, respectively, for IBNR claims. Changes in prior year claims expense were primarily due to changes in utilization patterns and changes in claim submission timeframes by providers. Management considers these changes in claims expenses to be immaterial when compared to the total claims expenses incurred in prior years.
Many aspects of our business are not predictable with consistency, and therefore, estimating IBNR claims involves a significant amount of management judgment. Actual claims incurred could differ from the estimated claims payable amount presented. The following are factors that would have an impact on future operations and financial condition of the Company:
•	Changes in utilization patterns

•	Changes in healthcare costs

Securities and Exchange Commission
September 21, 2005

•	Changes in claims submission timeframes by providers

•	Success in renegotiating contracts with healthcare providers

•	Occurrence of catastrophes

•	Changes in benefit plan design
A 5% increase in assumed healthcare cost trends from those used in our calculations of IBNR at May 31, 2005, could increase our claims expense for the fiscal year ended May 31, 2005 by approximately $92,000 and decrease our earnings per share by $0.02 per diluted share as illustrated in the table below:
Change in Healthcare Costs:

(Decrease)
(Decrease)	Increase
Increase	In Claims Expense
(5%)	($94,000)
5%	$92,000
Marketable Securities
In assessing the carrying value of a marketable security classified as “available for sale” where the security’s market value is less than its carrying value, we will make a determination if the decline is “other than temporary” by considering:
•	The financial condition of the issuer.

•	The length of time the investment has been in a continuous unrealized loss position.

•	The Company’s ability to hold the security for a period of time sufficient to allow for any anticipated recovery.
The Company’s experience in applying the above considerations extends only to the security existing at May 31, 2005, and resulted in the recording of an impairment loss based on the determination that the decline in value occurring since acquisition in November 2004 was other than temporary.
Goodwill
The Company evaluates at least annually the amount of its recorded goodwill by performing an impairment test that compares the carrying amount to an estimated fair value. In estimating the fair value, management makes its best assumptions regarding future cash flows and a discount

Securities and Exchange Commission
September 21, 2005

rate to be applied to the cash flows to yield a present, fair value of equity. As a result of such tests, management believes there is no material risk of loss from impairment of goodwill. However, actual results may differ significantly from management’s assumptions, resulting in potentially adverse impact to the Company’s financial statements.

2.	Your disclosure regarding accrued claims payable does not adequately explain how you compute this estimate, particularly the impact of changes in judgments and uncertainties on operating results. We note that the impact of changes in the ratio of healthcare operating expenses to operating revenue appeared to be significant. Accordingly, please provide us the following information for each line of business in disclosure-type format.
RESPONSE: The Company proposes to revise its critical accounting policy disclosure to address this comment in the manner set forth under “Accrued Claims Payable and Claims Expense” included in the Company’s response to comment number one above. The Company does not have reportable business segments.

Consolidated Financial Statements
Consolidated Statements of Operations, page 22
3.	We note that at May 31, 2005 fully integrated capitated lives and combined MSO and ASO lives totaled 679,000 and 245,000, respectively. Because of the potential variability on a company’s earnings arising from capitated arrangements, we believe that separate line item presentation is appropriate for revenue and cost of revenue related to capitated and noncapitated arrangements. At a minimum, the amount of capitated revenue earned should be disclosed in the notes to your financial statements and MD&A should separately disclose and discuss the amount of revenue and cost of revenue for capitated and non-capitated arrangements. Please provide us this information in disclosure-type format.
RESPONSE: In response to the Staff’s comment, the Company proposes to include the following disclosure regarding sources of revenue in the notes to its financial statements and to revise the MD&A section of its future filings with the Commission as follows. Please note that claims expense includes amounts paid to hospitals, physician groups and other managed care organizations under capitated contracts. Other healthcare expense includes items such as information systems, case management and quality assurance, attributable to both capitated and non-capitated contracts.

Securities and Exchange Commission
September 21, 2005

The Company’s revenue may be segregated into the following significant categories:

	Fiscal Year Ended May 31,
	2005	2004	2003
	(Amounts in thousands)
Capitated contracts	$22,062	$23,580	$28,189
Non-capitated contracts	2,411	4,003	3,915

Total	$24,473	$27,583	$32,104

Revised MD&A disclosure:
Item 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following table sets forth our operating income (loss) for the fiscal years ended May 31, 2005 and 2004:

		Consolidated
	Consolidated Operations	Operations
	Fiscal 2005	Fiscal 2004
Revenues:
Capitated contracts	$22,062	$23,580
Non-capitated sources	2,411	4,003

Total Revenues	$24,473	$27,583
Healthcare operating expense:
Claims expense(1)	16,379	18,175
Other healthcare operating expense(1)	4,919	6,003

Total healthcare operating expense	21,298	24,178
General and administrative expenses	3,078	3,385
Other operating expenses	92	100

	24,468	27,663

Operating income (loss)	$5	$(80)

(1)	Claims expense reflects the cost of revenue of capitated contracts, and other healthcare operating expense reflects the cost of revenue of capitated and non-capitated contracts. The Company does not segregate other healthcare operating expenses between capitated and non-capitated contracts.

Securities and Exchange Commission
September 21, 2005

Results of Operations —Year Ended May 31, 2005 as Compared to the Year Ended May 31, 2004.
The Company reported operating income of $5,000 and a net loss of $268,000, or $0.05 loss per share (basic and diluted), for the fiscal year ended May 31, 2005, compared to an operating loss of $80,000 and a net loss of $777,000, or $0.18 loss per share (basic and diluted), for the fiscal year ended May 31, 2004. Capitated (at risk) revenue decreased by 6.4% or approximately $1.5 million to $22.1 million for the fiscal year ended May 31, 2005 due to the loss of one major customer in Florida that accounted for $4.4 million of revenue in the prior fiscal year, offset by increases in revenues from existing clients in Connecticut and Texas. Non-capitated revenues decreased by 40% or approximately $1.6 million to $2.4 million for the fiscal year ended May 31, 2005 due to the loss of two clients in Texas and one client in Michigan.
Claims expense on at risk contracts decreased by 9.9% or approximately $1.8 million for the fiscal year ended May 31, 2005 as compared to the fiscal year ended May 31, 2004 due to revenue reductions and clinical program improvements resulting in reduced costs of care. Claims expense as a percentage of capitated revenues decreased 2.9% from 77.1% for the twelve months ended May 31, 2004 to 74.2% for the twelve months ended May 31, 2005, due to the loss of the aforementioned Florida client, which consistently incurred a high medical loss ratio. Other healthcare expenses, which are attributable to servicing both capitated and non-capitated contracts, decreased 18.1% or approximately $1.1 million for the fiscal year ended May 31, 2005 compared to the fiscal year ended May 31, 2004. The decrease is due to lower revenues and cost reductions instituted in response to the loss of certain significant contracts.
The following table sets forth our operating income (loss) for the fiscal years ended May 31, 2004 and 2003:

		Consolidated
	Consolidated Operations	Operations
	Fiscal 2004	Fiscal 2003
Revenues:
Capitated contracts	$23,580	$28,189
Non-capitated sources	4,003	3,915

Total Revenues	$27,583	$32,104
Healthcare operating expense:
Claims expense(1)	18,175	22,318
Other healthcare operating expense(1)	6,003	6,883

Total healthcare operating expense	24,178	29,201
General and administrative expenses	3,385	3,459
Other operating expenses	100	215

	27,663	32,875

Operating loss	$(80)	$(771)

Securities and Exchange Commission
September 21, 2005

(1) Claims expense reflects the cost of revenue of capitated contracts, and other healthcare operating expense reflects the cost of revenue of capitated and non-capitated contracts. The Company does not segregate other healthcare operating expenses between capitated and non-capitated contracts.
Results of Operations —Year Ended May 31, 2004 as Compared to the Year Ended May 31, 2003.
We reported a net loss of $777,000 and an operating loss of $80,000 for the fiscal year ended May 31, 2004 compared to net income of $7.5 million and an operating loss of $771,000 for the fiscal year ended May 31, 2003. Results for the fiscal year ended May 31, 2003 include a $7.7 million non-operating gain in connection with the IRS settlement (see Note 12 — “Income Taxes” to the audited, consolidated financial statements) and a $470,000 gain included in discontinued operations, related to the settlement of one matter involving Medi-Cal reimbursements paid to Brea Neuropsychiatric Hospital, a facility owned by the Company until its disposal in fiscal year 1991, covering fiscal periods from 1983 through 1986. For the fiscal year ended May 31, 2003, excluding the $8.2 million, one-time gains from net income would have resulted in a $729,000 net loss ($0.19 loss per basic and diluted share). Additionally, Fiscal 2003 results from discontinued operations include $88,000 of revenue related to a favorable settlement of one hospital cost report and the elimination of a $75,000 reserve for another cost report, both pertaining to our hospital business segment that was discontinued in Fiscal 1999. Capitated (at risk) revenues decreased by 16.4%, or $4.6 million, to approximately $23.6 million for the fiscal year ended May 31, 2004 compared to $28.2 million for the fiscal year ended May 31, 2003. Reduced revenues from Texas CHIP contracts and the effect of terminated contracts in Florida resulted in lower revenues, but were partially offset by increased business in Connecticut and Texas, and new business in Michigan. Non-capitated revenues increased slightly by $88,000 or 2.2% in the twelve months ended May 31, 2004 as compared to the twelve months ended May 31, 2003 due to the net effect of increased revenue from existing clients in Texas and lower revenue from an existing client in Michigan.
Claims expense for capitated contracts decreased approximately $4.1 million, or 18.6%, for the fiscal year ended May 31, 2004 as compared to the fiscal year ended May 31, 2003, due to capitated revenue reductions described previously. Claims expense as a percentage of capitated revenues decreased 2.1% from 79.2% for the twelve months ended May 31, 2003 to 77.1% for the twelve months ended May 31, 2004, due to the loss of one Florida client, which consistently incurred a high medical loss ratio. Other healthcare expenses, which are attributable to servicing both capitated and non-capitated contracts, decreased 12.8% or approximately $0.9 million for the fiscal year ended May 31, 2004 compared to the fiscal year ended May 31, 2003. The decrease is due to lower revenues and cost reductions instituted in response to the loss of certain significant contracts.
Note 2. Summary of Significant Accounting Policies

Healthcare Expense Recognition, page 25
4.	We note your statement that you recognize healthcare services when you are “obligated” to provide such services. It is unclear as to what this obligation refers to. Please provide us a complete description of this obligation and the primary sources of information that you utilize to determine the timing and amount of this expense recognition.

Securities and Exchange Commission
September 21, 2005

RESPONSE: In response to the Staff’s comment, the Company proposes to revise note 2 to its financial statements regarding healthcare expense recognition as follows:
Healthcare Expense Recognition
Healthcare operating expense is recognized in the period in which an eligible member actually receives services and includes an estimate of the cost of behavioral health services that have been incurred but not yet reported. See “Accrued Claims Payable and Claims Expense” for a discussion of claims incurred but not yet reported. The Company contracts with various healthcare providers including hospitals, physician groups and other managed care organizations either on a sub-capitated, a discounted fee-for-services, or a per-case basis. The Company determines that a member has received services when the Company receives a claim within the contracted timeframe with all required billing elements correctly completed by the service provider. The Company then determines that the member is eligible to receive such services, the service provided is medically necessary and is covered by the benefit plan’s certificate of coverage, and the service is authorized by one of our employees. If all of these requirements are met, the claim is entered into the Company’s claims system for payment.

Note 3. Liquidity. page 30
5.	We note that of $776,000 in private placement proceeds raised in March 2005, you allocated $234,000 to warrants. We were unable to locate disclosure relating to these warrants elsewhere in your filing. Please describe the terms of these warrants and the basis for their valuation in disclosure-type format.
RESPONSE: A total of 306,000 warrants to purchase common stock of the Company were issued to two consultants and two employees as compensation for introducing strategic business partners to the Company. All such warrants have five-year terms with an exercise price of $1.25. We disclosed the issuance and purpose of the warrants in footnote (b) of Note 14 —“Preferred Stock, Common Stock, and Stock Option Plans” on page 34, and by an asterisk under Item 12 — Equity Compensation Plan Information on page 41. In addition, we previously disclosed the terms of the warrants in our Current Report on Form 8-K filed with the Commission on March 1, 2005. However, the warrant’s valuation amount of $234,000 was not included in any of those disclosures.
In addition, in response to the Commission’s comment, we intend to include the following disclosure regarding warrants in a note to the financial statements of our future filings. We will incorporate the following warrant disclosure in future filings beginning with the Form 10-Q for the period ended August 31, 2005:
Warrants
The Company periodically utilizes the issuance of warrants to purchase common stock as compensation for the services of consultants and marketing employees. In prior fiscal years,

Securities and Exchange Commission
September 21, 2005

the Company issued 100,000 warrants to three consultants for services which included public and investor relations and web site development services. In fiscal 2005, the Company issued 306,000 warrants to two consultants and two employees as compensation for introducing strategic business partners to the Company. Such partners were responsible for the infusion of approximately $776,000 in cash to the Company in February and March 2005 in a private placement of the Company’s common stock (see Part 1, “Unregistered Sales of Equity Securities and Use of Proceeds”). All such warrants have five-year terms. Valuation using the Black-Scholes pricing model was based on the following information:

Number of warrants.	306,000
Exercise price.	$1.25
Volatility factor of the expected market price of the
Company’s common stock.	95.0%
Expected life of the warrants.	3 years
Risk-free interest rate.	3.9%
Dividend yield.	0%
Warrant valuation (in thousands).	$234

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings. We additionally acknowledge that any changes to our disclosures in response to SEC Staff comments do not foreclose the Commission from taking action with respect to our filing. Finally, the Company understands it may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your assistance in enhancing our overall disclosure in our filings.

Sincerely,

/s/ Robert J. Landis
Robert J. Landis
Chairman of the Board of Directors,
Chief Financial Officer and Treasurer
Comprehensive Care Corporation
CC: Frank Wyman, Staff Accountant
       Kevin Woody, Accounting Branch Chief